FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a‑16 or 15d‑16

under the Securities Exchange Act of 1934

For the month of March 2006

Commission File Number            0-16174

          Teva Pharmaceutical Industries Limited

(Translation of registrant's name into English)

5 Basel Street, P.O. Box 3190

          Petach Tikva 49131  Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g(3)-2(b): 82-

Teva Pharmaceutical Industries Ltd.                           Web Site: www.tevapharm.com

__________________________________________________________________________________

Notice is hereby given that the 2006 Annual Meeting of Shareholders of Teva Pharmaceutical Industries Limited will be held at Teva`s executive offices at 5 Basel Street, Petach Tikva, Israel on Thursday May 4, 2006 at 5:00 p.m. local time.

The agenda for the Annual Meeting is to adopt the following resolutions:

1. To receive and discuss the Company`s consolidated balance sheet as of December 31, 2005 and the consolidated statements of income for the year then ended.

2. To approve the board of directors` recommendation that the cash dividend for the year ended December 31, 2005, which was paid in four installments and aggregated NIS 1.24 (approximately US$0.28) per ordinary share, be declared final.

3. To appoint Prof. Gabriela Shalev as a Statutory Independent Director (as defined below) for an additional term of three years, following the expected expiration of her initial term of appointment on October 26, 2006.

4. To elect the following three directors, each to serve for a three-year term: Dr. Phillip Frost, Carlo Salvi and David Shamir.

5. To approve the purchase of director`s and officer`s liability insurance for the directors and officers of the Company and its subsidiaries, with the same existing annual coverage of up to $250 million, for the period from June 1, 2006 through May 31, 2007.

6. To approve an amendment to section 60(e) of the Company`s Articles of Association relating to the mechanism for the proposal of persons for nomination as directors of the Company and to restate the Company`s Articles of Association accordingly.

7. To approve an increase in the remuneration paid to the directors of the Company (other than the Chairman of the Board) such that same shall be NIS 200,000 (approximately $42,400) per year (and NIS 250,000 (approximately $53,000) for each committee chairperson) and NIS 4,717 (approximately $1,000) per meeting, provided that the Company`s Statutory Independent Directors shall be entitled to an increase (up to the said amounts) in their remuneration only when and to the extent permitted under Israeli law.

8. To appoint Kesselman & Kesselman, a member of PricewaterhouseCoopers International Ltd. ("PwC"), as the Company`s independent registered public accounting firm for the year ending December 31, 2006 and to authorize the audit committee to determine their compensation and the board of directors to ratify such determination.

The affirmative vote of the holders of a majority of the shares participating at the Annual Meeting, in person or by proxy or through their representatives, is required to adopt any proposal, except as described below:

●                The third proposal, relating to the extension of Prof. Gabriela Shalev`s term of appointment, is subject to one of the following conditions:  (i) the majority of the votes cast at the meeting and voting in favor of the appointment shall include at least one-third of the votes of shareholders who are not controlling persons (as such term is defined in the Israeli Companies Law) or persons acting on their behalf, participating at the meeting, which votes shall not include abstaining votes; or (ii) the total number of objecting votes of such shareholders mentioned in (i) above, do not exceed 1% of the total voting rights in the Company.

●                The sixth proposal, relating to the amendment to the Company`s Articles of Association, requires the affirmative vote of the holders of at least 85% of the shares voting at the Annual Meeting in person or by proxy.

Only shareholders of record at the close of business on March 27, 2006 will be entitled to this notice of, and to vote at, the Annual Meeting, in person or by proxy or through their representatives appointed in a letter of appointment, provided that such letter of appointment shall be deposited at the Company`s registered office at least four (4) days prior to the Meeting, and subject further to the provision of authorization of such holding as of the record date, as set forth in the law.

Should no legal quorum be present one half hour after the time set for the General Meeting, the Meeting shall be adjourned to one week from that day, at the same time and place.

Further details are available from the Corporate Secretary (5 Basel Street, Petach Tikva) during standard working hours (phone number +972 3 9267 513).

By Order of the Board of Directors,

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

March 24, 2006

Teva Pharmaceutical Industries Ltd.                           Web Site: www.tevapharm.com

__________________________________________________________________________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

(Registrant)

By: /s/  Dan Suesskind

Name: Dan Suesskind
Title: Chief Financial Officer

Date: March 24, 2006